UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Blue Bite, LLC

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       February 20, 2007

Physical address of issuer
377 Park Ave. S., FL 2, New York, NY 10016

Website of issuer
https://www.bluebite.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series C Preferred Units

Target number of Securities to be offered
3,631

Price (or method for determining price)
$6.886

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 7, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
22

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,314,927	$1,566,262
Cash & Cash Equivalents	$1,978,169	$868,560
Accounts Receivable	$169,767	$ 470,108
Short-term Debt	$288,438	$487,676
Long-term Debt	$0	$0
Revenues/Sales	$ 1,190,041	$ 1,169,759
Cost of Goods Sold	$501,356	$405,022
Taxes Paid	$0	$0
Net Income	(2,491,795)	(1,853,991)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 9, 2018

Blue Bite, LLC



Up to $1,070,000 of Preferred Units

Blue Bite, LLC ("Blue Bite", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series C Preferred Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 7, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $850,000 under the Combined Offerings (the "Closing Amount") by December 7, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 7, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.bluebite.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/blue.bite

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Blue Bite, LLC is a Delaware Limited Liability Company, formed on February 20, 2007. The Company is located at 377 Park Ave. S., FL 2, New York, NY 10016.

The Company's website is https://www.bluebite.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/bluebite and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Units being offered	$25,000
Maximum amount of Preferred Units	$1,070,000
Purchase price per Security	$6.886
Minimum investment amount per investor	$1,000
Offering deadline	December 7, 2018
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 19 and 20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is currently looking to alter its operating agreement. The anticipated changes include a) limiting transfers between members and requiring approval from the Company for any transfers between members in order to avoid triggering the Publicly Traded Partnership rules and being taxed as a corporation, and b) adding language binding shareholders to a Board decision to convert to a corporation at such time that the Board deems it in the best interests of the Company to do so. The impact of these changes may not be fully understood without full legal review. Equally board pushback may hold up the company's ability to conduct a fundraise.

The Company's success is dependent on ongoing consumer adoption of NFC technology, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for NFC technology is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of NFC that the Company has experienced in the past will continue in the future.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended product evaluations and configuring the product to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The NFC market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company depends on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently, revenue is concentrated in 6 customers which were responsible for approximately 76% of 2017 revenue. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of $2,491,795 for the financial year ended 2017. For the year ended 2016, it incurred a net loss of $1,853,991. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company depends on third party partners to supply some of the hardware necessary to provide some of their services. The Company obtains these materials from a limited number of vendors, which may have delays or issues in supplying the equipment and services we desire. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company's management holds a below market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We operate in the U.S. and abroad and serve customers in more than 10 countries. In 2017, approximately 17% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company relies on other companies to provide major components for their products. They depend on these suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of major components or subsystems for their products, or from whom they acquire such items, do not provide these components which meet required specifications and perform to their and their customers' expectations. Their suppliers may be less likely than them to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where they rely on only one or two subcontractors or suppliers for a particular component.

Management has included a "Going Concern" note in the reviewed financials. In particular, the Reviewed Financials state that the Company "has experienced recurring losses since its inception. The Company incurred a net loss of $2,491,795 and used $2,302,371 in cash from operations during 2017, and had an accumulated deficit of $7,644,143 as of December 31, 2017. Since inception, the Company has financed its activities principally from regular financing injections from outside investors. The Company currently has limited liquidity, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These factors among others, raises substantial doubt about its ability to continue as a going concern."

Risks Related to the Securities

The Series C Preferred Units will not be freely tradable until one year from the initial purchase date. Although the Series C Preferred Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series C Preferred Units. Because the Series C Preferred Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series C Preferred Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933

Act or other securities laws will be affected. Limitations on the transfer of the Series C Preferred Units may also adversely affect the price that you might be able to obtain for the Series C Preferred Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Except of otherwise provided in the Company's Operating Agreement, the Board of Managers shall have the full exclusive authority to manage and control each aspect of the business of the Company. As a shareholder of the Company, you will have no voting rights, other than those required under Delaware law or otherwise provided in the Operating Agreement. The Board of Managers shall consist of two (2) Common Managers elected by the Initial Members (as defined in the Operating Agreement) of Common Units of the Company; two (2) Series A Preferred Managers elected by the Series A Preferred Unit holders of the Company; and two (2) Series B Preferred Managers elected by the Series B Preferred Unit holders of the Company. As a holder of Series C Preferred Units, you will not have any power to elect a Manager to the Board.

Your ownership of preferred units may be subject to dilution. Non-Major Purchasers (as defined below) of preferred units do not have preemptive rights. If the Company conducts subsequent offerings of preferred units or Securities convertible into preferred units, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other equity issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series C Preferred Units will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series C Preferred Units held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred units.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Companies currently interact with customers and prospective customers across multiple channels with varying levels of success. However, these channels are not always ideal and can leave brands looking for another way.

Content Channels

- Facebook engagement with brand posts declined 20% in the first half of 2017, while the average price per ad has increased 39%.
- Display advertising suffers from low click-through rates (0.10% on display ads), click fraud, and low viewability.
- Email inboxes are saturated with the average user receiving over 100 emails per day.

Sales & Distribution Channels

- Distribution partners do not always share their full pipeline with brands, and even if they do, it is difficult to predict revenues without control over the marketing or sales process.
- The amount of total counterfeiting globally has reached $1.2 Trillion in 2017 and is projected to reach $1.82 Trillion by the year 2020.

Blue Bite aims to change the way buyers interact with the world by connecting brands and customers directly with products through its mobile app, creating a brand-owned channel that adds tangible value to the customer, brand, and product.

We have experienced increased traction over the past few years with a sharp recent acceleration. We have enabled 6x more objects in the past 20 months than we did in all of our previous years combined.

- 7,180,000+ objects enabled to-date
- 6,239,181 since the start of 2017
- 942,279 from 2011 - 2016

At the same time, consumer behavior has been growing quickly, with 349% growth in interactions with our enabled products when comparing August year-to-date in 2018 to the same period in 2017.

Blue Bite's approach creates a direct connection with the consumer, regardless of the sales or distribution channel, allowing the brand to own the narrative. One of the largest issues impacting retail is the growing black and grey market which are already measured at more than a trillion dollars annually. With Blue Bite, brands and their customers can easily identify counterfeits and instill confidence in the authenticity of products.

Once trust is established through authenticity, Near Field Communication (NFC) enabled products can unlock an immersive customer experience during the product life cycle. Blue Bite helps brands stay relevant after the sale with contextual content driven by real-time data, location, device, and product information, curated in milliseconds. With Blue Bite, customers can gain special access to events, unlock exclusive content, and even make additional purchases directly through the physical products they own. By enabling their products to do more, brands are able to drive sales, long-term value, and better understand customers.

Business Plan
Blue Bite gives brands the tools they need to manage their products and associate digital experiences with actionable insights.

Our patented platform unlocks numerous use cases:

- Product authentication
- Exclusive content and access
- Pre-sale education and storytelling
- Post-purchase consumer engagement
- Real-time product and user feedback

- Customer acquisition and CRM integration

Blue Bite is made up of four main components including Object Management, Experience Deployment, Analytics, and Consumer Applications.

Object Management

- Store individual product provenance for use in customer facing experiences
- Item level intelligence with unlimited product information (i.e., SKU, color, size, date of production)

Experience Deployment

- Create rich digital experiences in the Experience Studio using built-in components and easily assign content across products
- Set content rules with conditional logic to make sure every customer gets an appropriate message

Analytics

- Gain valuable insights into what, where, and when products are used before and after purchase
- Real-time measurement through proprietary dashboard and integration with Google Analytics

Mobile App Platform

- Blue Bite's Decode app allows consumers to interact with and authenticate connected products
- Our software developer's kits (SDKs) enable brands to harness the power of Blue Bite through their own apps

We monetize our cloud platform with a simple, success-based pricing model.

The monthly pricing is calculated based on two main variables - the number of objects that are enabled and the number of monthly user actions. There is an added fee for our authentication solution. Standard Pricing Tiers include Pro, Business, and Enterprise accounts.

- **Pro**: $145/month (1,000 objects and 10,000 actions)
- **Business**: $395/month (5,000 objects and 30,000 actions)
- **Enterprise**: $695+/month (10,000+ objects and 100,000+ actions)

The monthly cost for Enterprise Customers scales as the number of objects increases, with $695 being the minimum fee. For example, an Enterprise customer using authentication with 500,000 objects would pay $2,300 per month. We sell our solution across three major channels.

- Digital Sales through our website
- Direct Sales with our own sales and account teams
- Channel Partners who sell our platform as part of their end-to-end solution

The Company's Products and/or Services

Product / Service	Description	Current Market
IoT software platform	Blue Bite connects brands and customers through physical products. The Platform enables brands to transform their products into a content channel and deliver authentication and digital experiences straight to customers.	Brands and companies looking to create and deliver personalized and dynamic content

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are brands and companies, such as PINKO, Staple Design, DYNE, Adidas, Bulgari, Spyder, Mr. *&* Mrs. Italy, Samsung, and Lamar Advertising.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
3546261	BLUE BITE TAKE THE AD WITH YOU	July 21, 2014	December 23, 2014	United States
3660545	OUR DEMOGRAPHIC IS LOCATION	January 5, 2009	May 12, 2009	United States
4077096	MTAG	May 20, 2011	October 11, 2011	United States
4334543	THE MOBILE STANDARD IN OUT OF HOME	September 19, 2012	February 26, 2013	United States
4278857	TAP OR SNAP	May 18, 2012	November 6, 2012	United States
4699317	BLUE BITE	July 21, 2014	December 23, 2014	United States
5071271	ESCA	September 15, 2015	August 16, 2016	United States

Patents
The Company has the following issued patent:

Application or Registration #	Title	File Date	Country/Organization
15/335,314	Dynamic Generation of Customized Content for Display on a Network Device	October 26, 2016	United States

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.6% of the proceeds, or $73,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Engineering	20%	20%	20%
Sales	20%	20%	20%
Marketing	15%	15%	15%
Expansion/Growth	15%	15%	15%

General Expenses	15%	15%	15%
R&D	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Mikhail Damiani	Co-Founder/CEO (September 2007–Present)	CEO/Co-Founder, Blue Bite (September 2007–Present): Mikhail directs all aspects of the Company's business and operations.
Tom Duncan	President/Co-Founder (February 2007–Present)	President/Co-Founder, Blue Bite (October 2006–Present): Tom is responsible for programming and deploying the Company's technology.
Richard Cohen	Managing Member (May 2009 - Present)	Managing Director, Crown Media, LLC.
Russell Glass	Managing Member (May 2009 - Present)	Managing Partner, RDG Capital, LLC.
Christian Uhl	Managing Member (September 2014 - Present)	CEO, Smartrac N.V.
Amir Mobayen	Managing Member (November 2017 - Present)	CRO, Smartrac N.V.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 22 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities as of December 31, 2017:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	890	2 / 6 Board Seats	N/A	21.6%	
Profit Interests (Distributed)	70.2	N/A	N/A	1.7%	

Profit Interests (Reserved)	135.8	N/A	N/A	3.3%	
Preferred A Units	937	2 / 6 Board Seats	N/A	22.7%	
Preferred B Units	2,094	2 / 6 Board Seats	N/A	50.7%	

Amount outstanding pre-unit split. Prior to the closing of the Offering, the Company will implement a 1,000 for 1 unit split on all outstanding equity.

The Company has the following debt outstanding: None

Ownership
A majority of the Company is owned by one entity. That entity is US Technology, Inc.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
U.S. Technology, Inc.	Preferred B	53.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Blue Bite, LLC was registered in the State of Delaware in 2007 and connects brands and customers through physical products. Its platform enables brands to transform their products into a content channel and deliver authentication and digital experience straight to customers in ways traditional content and sales channels cannot. Brands using Blue Bite LLC pay a monthly subscription fee for the platform based on the number of products they enable and the number of interactions they receive from their end-users.

For the financial year ending December 31, 2017, the Company earned $1,190,041 in revenue, with Cost of Sales $501,356, representing a Gross Profit of $688,685. During the same year, the Company had $ 3,158,070 in total expenses, resulting in a Net Loss of $ 2,469,385. For the financial year ending December 31, 2016, the Company earned $1,169,759 in revenue, with Cost of Sales $405,022, representing a Gross Profit of $764,737. During the same year, the Company had $2,566,187 in total expenses, resulting in a Net Loss of $1,801,450.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $720,000 in cash on hand as of July 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $27,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A & B Preferred	August 1, 2016	Regulation D, 506(b)	Preferred Units	$2,525,000	Engineering, R&D and Working Capital

Series A & B Preferred	April 6, 2017	Regulation D, 506(b)	Preferred Units	$2,253,000	Share Repurchase, Working Capital
Series A & B Preferred	December 15, 2017	Regulation D, 506(b)	Preferred Units	$2,102,528	Sales, Marketing, Engineering, R&D and Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series C Preferred Units Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $850,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series C Preferred Units to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common units by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
See below*

Right to Receive Liquidation Distributions
Yes, junior to those for the Preferred Units.

Rights and Preferences
None

Previously Issued Preferred Units

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences	
Series A Preferred	Yes	See below*	See below**	Convertible into Common Units and 6.5% annual Preferred Return.	
Series B Preferred	Yes	See below*	See below**	Convertible into Common Units and 6.5% annual Preferred Return.	

* Shareholders of the Company have no direct voting rights, other than those required under Delaware law or otherwise provided in the Operating Agreement. The Board of Managers shall consist of two (2) Common Managers elected by the Initial Members (as defined in the Operating Agreement) of Common Units of the Company; two (2) Series A Preferred Managers elected by the Series A Preferred Unit holders of the Company; and two (2) Series B Preferred Managers elected by the Series B Preferred Unit holders of the Company.

** Aggregate capital contributions plus an amount equal to 6.5% per annum of the investor's aggregate capital contributions for the purchase of the Series A Preferred Units and Series B Preferred Units, accrued monthly in arrears but not compounded. After distributions have been made to all Preferred and Common Unit holders, any remaining assets to be distributed shall be distributed to all members of the Company based on percentage interest.

Series C Preferred Units

Distributions
Other than as specified in the Amended and Restated Operating Agreement, the Company shall, as determined by the Board of Managers, make distributions of distributable cash to the members of the Company on a semi-annual basis pursuant to the distribution priority described in the Amended and Restated Operating Agreement.

Voting Rights
The Series C Preferred Units do not have voting rights, other than as specified in the Amended and Restated Operating Agreement. The Series C Preferred Units do not have any right to elect Managers to the Board.

All Non-Major Purchasers of Series C Preferred Units will be bound by an investor proxy agreement. This agreement will further limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series C Preferred Units held by Non-Major Purchasers vote to terminate the agreement.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series C Preferred Units will be entitled to receive 1.5 times their capital contribution amount. Holders of Series C Preferred Units receive these distributions before any holders of common units, and pari passu with Series A Preferred Units and Series B Preferred Units. After distributions have been made to all Preferred and Common Unit holders, any remaining assets to be distributed shall be distributed to all members of the Company based on percentage interest.

What it means to be a minority holder
As an investor in Series C Preferred Units of the Company, your rights will be more limited than the rights of the holders of common units who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common units of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series C Preferred Units convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go

down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into units.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series C Preferred Units.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2017 and 2016, the Company had transactions in the normal course of business with entities which are related through common ownership and control. Transactions with related parties are primarily sales transactions, whereby the related party will sell the Company's services and remit a portion of the platform and other fees to the Company in exchange for the Company allowing access to its platform. During the year ended December 31, 2017 and 2016, the total amount of revenue received from related parties was $202,746 and $60,207, respectively.

As of December 31, 2017 and 2016, accounts receivable due from related parties totaled $57,266 and $22,141 respectively. As of December 31, 2017 and 2016, accounts payable due to related parties totaled $4,267 and $-, respectively.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series C Preferred Units. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common units. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mikhail Damiani
_____
(Signature)

Mikhail Damiani
_____
(Name)

Principal Executive Officer, Principal Financial Officer, and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mikhail Damiani
_____
(Signature)

Mikhail Damiani
_____
(Name)

Director
_____
(Title)

10/19/18
_____
(Date)

/s/Tom Duncan
_____
(Signature)

Tom Duncan
_____
(Name)

Director
_____
(Title)

10/19/18
_____
(Date)

/s/Richard Cohen
_____
(Signature)

Richard Cohen
_____
(Name)

Director
_____
(Title)

10/19/18
_____
(Date)

/s/Russell Glass
_____
(Signature)

Russell Glass
_____
(Name)

Director
_____
(Title)

10/19/18
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

EXHIBIT C
PDF of SI Website

EXHIBIT D

Investor Deck

EXHIBIT E

Video Transcript

EXHIBIT B
Financials

BLUE BITE, LLC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016

AND

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

BLUE BITE, LLC

Table of Contents

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Blue Bite, LLC
377 Park Ave, S
2nd Floor
New York, NY 10016

We have reviewed the accompanying financial statements of Blue Bite, LLC, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Friedman LLP

Marlton, New Jersey

October 19, 2018

301 Lippincott Drive, 4th Floor, Marlton, NJ 08053 p 856.830.1600 f 856.396.0022   friedmanllp.com

Your livelihood, empowered.   1   An Independent Member Firm of DFK with offices worldwide.   DFK INTERNATIONAL

BLUE BITE, LLC

BALANCE SHEETS

(Unaudited)

	December 31	
	2017	2016
ASSETS		
Current Assets		
Cash	$ 1,978,169	$ 868,560
Accounts Receivable	112,501	447,967
Accounts Receivable – related parties	57,266	22,141
Deferred Costs	31,625	31,761
Total Current Assets	2,179,561	1,370,429
Property and Equipment, Net	62,566	123,033
Security Deposit	72,800	72,800
Total Assets	$ 2,314,927	$ 1,566,262
LIABILITIES & MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 142,385	$ 316,772
Accrued and Other Liabilities	68,740	137,308
Deferred Revenue	77,313	33,596
Total Liabilities	288,438	487,676
Members' Equity	2,026,489	1,078,586
Total Liabilities & Members' Equity	$ 2,314,927	$ 1,566,262

See Independent Accountants' Review Report and Notes to Financial Statements

BLUE BITE, LLC
STATEMENTS OF OPERATIONS
(Unaudited)

	December 31	
	2017	2016
Revenue	$ 1,190,041	$ 1,169,759
Cost of Revenue	501,356	405,022
Gross Profit	688,685	764,737
General and Administrative Expenses	3,158,070	2,566,187
Operating Loss	(2,469,385)	(1,801,450)
Other Income (Expense)		
Interest Expense	(20,017)	(36,831)
Interest Income	421	194
Foreign Exchange Rate Loss	(2,814)	(15,904)
Total Other (Expenses) Income	(22,410)	(52,541)
Net Loss	$ (2,491,795)	$ (1,853,991)

See Independent Accountants' Review Report and Notes to Financial Statements

BLUE BITE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
(Unaudited)

	Common Units		Preferred A Units		Preferred B Units		Profit Interest Units		Accumulated	
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Deficit	Total
Balance as of December 31, 2015	**1,000**	**$42,478**	**817**	**$1,232,522**	**778**	**$2,385,000**	**41.43**	**$36,015**	**$(3,298,357)**	**$397,658**
Issuance of Units	-	-	-	-	529	1,950,000	-	-	-	1,950,000
Conversion of Debt	-	-	24	87,500	132	487,500	-	-	-	575,000
Grant of Profit Interest Units and Equity Based Compensation	-	-	-	-	-	-	14.27	12,405	-	12,405
Forfeiture of Profit Interest Units	-	-	-	-	-	-	(2.86)	(2,486)	-	(2,486)
Net Loss	-	-	-	-	-	-	-	-	(1,853,991)	(1,853,991)
Balance as of December 31, 2016	**1,000**	**$42,478**	**841**	**$1,320,022**	**1,439**	**$4,822,500**	**52.84**	**$45,934**	**$(5,152,348)**	**$1,078,586**
Issuance of Units	-	-	193	1,206,502	655	3,149,027	-	-	-	4,355,529
Repurchased Units	(110)	(468,451)	(97)	(463,930)	-	-	-	-	-	(932,381)
Grant of Profit Interest Units and Equity Based Compensation	-	-	-	-	-	-	17.34	16,550	-	16,550
Net Loss	-	-	-	-	-	-	-	-	(2,491,795)	(2,491,795)
Balance as of December 31, 2017	**890**	**$(425,973)**	**937**	**$2,062,594**	**2,094**	**$7,971,527**	**70.18**	**$62,484**	**$(7,644,143)**	**$2,026,489**

See Independent Accountants' Review Report and Notes to Financial Statements

BLUE BITE, LLC

STATEMENTS OF CASH FLOWS

(Unaudited)

	December 31	
	2017	2016
Cash Flows from Operating Activities	$ (2,491,795)	$ (1,853,991)
Net Loss		
Adjustments to Reconcile Net Loss to		
Net Cash Used in Operating Activities		
Depreciation Expense	71,635	61,850
Equity Based Compensation for Services	16,550	9,919
Changes in Operating Assets and Liabilities		
Accounts Receivable	335,466	(112,369)
Accounts Receivable – related parties	(35,125)	(22,141)
Deferred Costs	136	136
Security Deposits	-	(25,800)
Accounts Payable	(174,387)	107,936
Accrued and Other Liabilities	(68,568)	112,307
Deferred Revenue	43,717	33,596
Net Cash Used in Operating Activities	(2,302,371)	(1,688,557)
Cash Flows from Investing Activities		
Purchase of Property and Equipment	(11,168)	(54,086)
Net Cash Used in Investing Activities	(11,168)	(54,086)
Cash Flows from Financing Activities		
Issuance of Units	4,355,529	1,950,000
Issuance of Convertible Notes	-	575,000
Unit Repurchase	(932,381)	-
Net Cash Flow Provided by Financing Activities	3,423,148	2,525,000
Net Increase in Cash	1,109,609	782,357
Cash, Beginning of Year	868,560	86,203
Cash, Ending of Year	$ 1,978,169	$ 868,560
Supplemental Cash Flow Information		
Interest Paid	$ 20,017	$ 36,831
Non-Cash Financing Activities		
Conversion of Notes Payable into Series A Preferred Units	$ -	$ 87,500
Conversion of Notes Payable into Series B Preferred Units	$ -	$ 487,500

See Independent Accountants' Review Report and Notes to Financial Statements

5

BLUE BITE, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Blue Bite, LLC was registered in the State of Delaware in 2007 and connects brands and customers through physical products. Its platform enables brands to transform their products into a content channel and deliver authentication and digital experience straight to customers in ways traditional content and sales channels cannot. Brands using Blue Bite LLC pay a monthly subscription fee for the platform based on the number of products they enable and the number of interactions they receive from their end-users.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring losses since its inception. The Company incurred a net loss of $2,491,795 and used $2,302,371 in cash from operations during 2017, and had an accumulated deficit of $7,644,143 as of December 31, 2017. Since inception, the Company has financed its activities principally from regular financing injections from outside investors.

The Company currently has limited liquidity, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These factors among others, raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of these uncertainties. The Company will require additional financing moving forward and is pursuing various strategies to accomplish this, including seeking equity funding and/or debt funding from private placement sources. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and equivalents
For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposit with original maturities of 90 days or less to be cash or cash equivalents.

The Company maintains accounts with a financial institution. Balances sometimes exceed the maximum coverage provided by the Federal Deposit Insurance Company ("FDIC") on insured depositor accounts. As of December 31, 2017 and 2016 the Company held cash in excess of FDIC insured limits of approximately $1,530,000 and $620,000, respectively.

Accounts Receivable
Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions and sets up an allowance for doubtful accounts when collection is uncertain. Customers' accounts are written off when all attempts to collect have been exhausted. Recoveries of accounts receivable previously written off are recorded as income when received. There is no allowance for doubtful accounts as of December 31, 2017 and 2016.

6

Receivable Factoring
The Company has agreements with an unrelated third party for factoring of specific accounts receivable. Under this arrangement, the Company has transferred the relevant receivables to the factor in exchange for cash and is prevented from selling or pledging the receivables. The Company has retained late payment and credit risk related to the factored receivables, and therefore continues to recognize the factored receivables in their entirety on its balance sheet. The receivables under factoring arrangements are recorded within accounts receivable and accounts payable. The balance of the accounts receivable amount factored, and the related factor payable are $23,600 and $86,037 as of December 31, 2017 and 2016, respectively. The Company has recognized $20,017 and $36,831 in interest expense related to these arrangements for the years ended December 31, 2017 and 2016, respectively.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Additions and improvements that extend the economic useful life of the asset are capitalized and depreciated over the remaining useful life of the assets. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the expenses in the statement of operations. Depreciation is computed over the estimated useful lives of the assets.

The estimated useful lives for significant property and equipment categories are as follows:

Asset Class	Useful Life
Furniture & fixtures	3 – 5 years
Equipment	3 – 5 years
Computer hardware & software	3 – 5 years

Commissions
Certain members of management receive commissions from the Company for net revenue received, which is determined by applying an agreed commission percentage to the net revenue received. Payment of commissions is contingent upon the individual being employed by the Company at the time of payment and approval of the amount. Commissions are accrued as incurred and are included within Accrued and Other Liabilities within the Balance Sheet.

Advertising Costs
Advertising costs, which are expensed as incurred, totaled $121,589 and $176,199 for the years ended December 31, 2017 and 2016, respectively, and are included in general and administrative expenses in the statements of operations.

Income Taxes
The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions, and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions, which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue is derived from subscription, professional services and hardware sales arrangements.

Subscription services include revenue from the Company's software as a service ("SAAS") solutions. Subscriptions are typically sold through contracts with a one-year term. Subscription fees are primarily based on the number of users per customer per month. Customers are not permitted to take possession of the Company's software.

Professional services include revenue from assisting customers in implementing the Company's solution and optimizing its use. These services include design and optimization services, upgrades, support services, education and training services. Professional services are billed predominantly on a time-and-materials basis with some fixed-fee arrangements. Professional services are performed by the Company directly. Customers may also choose to perform these services themselves or engage their own third-party service providers.

The Company considers revenue realized or realizable and has been earned when it has persuasive evidence of an arrangement, the transaction has occurred, the amount of revenue is fixed and determinable, and collectability is reasonably assured.

The Company's subscription services are recognized ratably over the term of the arrangement as delivered. Professional services are recognized as the services are performed.

The Company also enters into multiple-element arrangements in certain of its SAAS contracts that include both subscription and professional services. When subscription services arrangements involve multiple elements that qualify as separate units of accounting, the Company allocates arrangement consideration to all deliverables based on the relative stand-alone selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence ("VSOE") if available; (ii) third-party evidence ("TPE") if VSOE is not available; and (iii) best estimate of selling price ("BESP") if neither VSOE nor TPE is available. Revenue allocated to each deliverable, limited to the amount not contingent on future performance, is then recognized when the basic revenue recognition criteria are met for the respective deliverable.

The Company recognizes revenue from standalone hardware sales upon transfer of title, which is typically upon shipment, provided all other revenue recognition criteria have been met.

Sales Tax

The Company collects sales tax and remits the entire amount to the appropriate state where the product has been shipped or the service has been delivered. The accounting policy is to exclude the tax collected and remitted to the appropriate state from net revenues and cost of revenues

Profits Interest Compensation

The Board of Managers granted, pursuant to the Restated Blue Bite 2015 Profit Interest Plan (the "Plan"), profit interests to select members of the Company's employees in the form of profit interest units ("PIU's"). See note 4 – Members' Equity, in these notes to the financial statements.

The PIU's are considered a substantive class of equity and are accounted for as share-based compensation under Accounting Standards Codification ("ASC") 718, Compensation – Stock Compensation. The expense is recorded in the period in the award is granted to the employees, which is non-cash compensation expense.

Foreign Exchange Rate Gain/Loss

The Company's functional currency is US Dollar. During the normal course of business, the Company may enter into agreements to purchase products in a currency other than US Dollar. Gains or losses from settlement of the contracts in a currency other than US Dollar are recorded as "Foreign exchange rate loss" within the "Other (expenses) income" caption on the Statement of Operations within these financial statements.

Concentration of Risk

The Company's sales concentrations of 10% or greater are as follows:

	December 31,	
	2017	2016
Customer 1	20%	12%
Customer 2	12%	-
Customer 3	12%	-
Customer 4	11%	-
Customer 5	11%	-
Customer 6	10%	-
Customer 7	-	19%
Customer 8	-	16%
Total	76%	47%

The Company's accounts receivable concentrations of 10% or greater are as follows:

	December 31,	
	2017	2016
Customer A	34%	-
Customer B	20%	-
Customer C	17%	-
Customer D	15%	-
Customer E	-	47%
Customer F	-	20%
Total	86%	67%

In 2017 and 2016 sales to foreign entities were 17% and 4% of revenue, respectively.

Fair Value of Financial Instruments and Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current assets and current liabilities are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

- Level 1: Observable inputs such as quoted prices in active markets;
- Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers, (Topic 606)" ("ASU 2014-09"). This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a set of disclosure requirements that will provide users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a reporting organization's contracts with customers. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which defers the effective date of ASU 2014-09 by one year. This ASU is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for private companies and permits the use of either the retrospective or modified retrospective method, with early adoption permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. In April 2016, the FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" which further clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in ASU 2014-09.

In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients" which addresses narrow-scope improvements to the guidance on collectibility, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. In December 2016, the FASB issued ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers," which clarifies areas for correction or improvement in the Codification. Management is evaluating the effects of adoption on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which supersedes existing guidance on accounting for leases in "Leases (Topic 840)" and generally requires all leases to be recognized in the statement of financial position. The provisions of ASU 2016-02 are effective for annual reporting periods beginning after December 15, 2018; early adoption is permitted. The provisions of this ASU are to be applied using a modified retrospective approach. The Company's operating leases are summarized in Note 6. The Company is evaluating the effect that this ASU will have on the Company's financial statements.

NOTE 4 – PROPERTY and EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the expenses in the statement of operations. The Company uses straight line depreciation.

Property and equipment consist of the following:

	December 31,	
	2017	2016
Furniture & fixtures	$19,481	$19,481
Equipment	166,468	160,665
Computer hardware & software	58,059	52,694
	244,008	232,840
Less: Accumulated depreciation	(181,442)	(109,807)
Total property and equipment	$62,566	$123,033

Depreciation expense for the years ended December 31, 2017 and 2016 was $71,635 and $61,850, respectively, and is included within general and administrative expenses within the Statements of Operations.

NOTE 5 – MEMBERS' EQUITY

Classes of Membership Units

The Operating Agreement of the Company creates membership "units" that are designed to largely mimic shares in a C corporation with the class and characteristics of the units determining the voting rights and share of cash distributions to be received by holders of the units, all as defined in the Operating Agreement.

Prior to August 27, 2014, the Third Restated Operating agreement had two equity classes of units (Preferred A and common units) along with Profits Units. On August 27, 2014, the Limited Liability Company Operating Agreement was amended to reflect, among other things, the issuance of an additional class of equity units, the Preferred Class B Units. Pursuant to this Forth Amended and Restated Limited Liability Company Operating Agreement, the Company has outstanding 817 Preferred Class A units, 778 Preferred Class B units and 1,000 Common units. On April 6, 2017 and December 15, 2017, the Company further clarified certain information about the units issued under the previous agreement by way of the Sixth and Seventh Amended and Restated Limited Liability Company Operating Agreement. Pursuant to this Seventh Amended and Restated Limited Liability Company Operating Agreement, the Company has outstanding 937 Preferred Class A units, 2,094 Preferred Class B units, 890 Common units and 70.18 Profits Interest Units.

The members of the Preferred A units and Preferred B units both have the right to appoint two board members of a six-member board. The last two members are Common units' holders. Common units, Preferred A and Preferred B units all have voting rights (holders of each are collectively "Voting

Members"). Only Members that hold Voting Units can vote on any matter required to be approved by the Members. For General Matters, each Voting Member can cast that number of votes on each matter equal the number of Voting Units owned by such Member. Whenever any action is to be taken by vote of the Members, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all Voting Members with the holders of Preferred Units and Common Units voting together as a single class.

Certain Actions which have a major impact on the Company such as a Sale, Capital Raises, Modifications to the rights, preferences, privileges or limitations of any outstanding Units shall also require at least one vote of each, the Common Managers, the Series A Preferred Managers and Series B Preferred Managers.

In general, Class A & B Preferred units receive priority in any distribution, other than a Tax Distribution as defined by the Operating Agreement, first in regard to a Preferred Return of 6.5% on Class A & B unreturned capital as defined in the Agreement. The total amount of the Preferred Return as of December 31, 2017 and 2016 was $1,444,882 and $989,428, respectively. Following the preferred return, Class A & B Preferred units have preference to receive a return of their unreturned invested capital. Next, Common units then receive the amount of their unreturned invested capital. Following the Preferred Return payments and return of capital, As the last step in the waterfall, Class A Preferred units, Class B Preferred units, and Common units participate equally in any cash distributions from the Company. However, if the distribution amount is insufficient to pay the capital contributions and Preferred Returns in full, the unit holders shall receive such payments pro-rata in proportion to the percentage of their capital contributions compared to all capital contributions by Investors. Upon a change of control, the Profit Interest Units also participate, each treated as a Common unit, in the last step in the waterfall as described above, however, the Profit Interest units do not participate with any other cash distribution from the Company. There were no distributions made since inception. The total Liquidation preference of Class A Preferred units and Class B Preferred units was $11,479,003 and $7,131,956 as of December 31, 2017 and 2016, respectively.

Profit Interest Units

The Board of Managers granted, pursuant to the Restated Blue Bite 2015 Profit Interest Plan, profit interests to select members of the Company's employees in the form of Profit Interest Units (PIUs).

The Plan initially permitted a maximum number of Profit Interest equal to 2.5% of all rights to distribution (taking into account all Membership Units rights to profits -- Common and Preferred combined) of the Company outstanding as January 1, 2015. Effective December 15, 2017 the Board approved an amendment to the Plan to increase the maximum Profit Interest to be granted under the Plan to 5% of the Company as of January 1, 2015.

The holder of a Profit Interest (or grantee) is not a Member, and shall never have Member rights in the Company based on the Profit Interest. The Profit Interests are a right to potentially receive a distribution of proceeds that stem from a Change in Control (as defined in the operating agreement). In general, Profit Interests are fully vested on the date of grant. Vested Profit Interests shall become activated upon a Change in Control, and at such time, the Grantees holding vested Profit Interest rights shall receive distributions as if they were holders of a Common Unit or Units. The PIU's do not require payment to participate upon a change in control, rather, they are automatically activated upon a change of control. Grantees who hold Profit Interests shall have no rights of membership in the Company, including, for example, rights to vote. If no distribution is made to holders of Common Units after a Change in Control, Profit Interests shall terminate, and cease to be outstanding. Profits Interests granted under the Plan shall expire ten years after their grant date.

Management has determined the PIU's should be classified within equity on the balance sheet, as they exhibit primary characteristics of equity based awards including: (1) distribution rights same as common equity holders upon change in control, (2) limited transferability, (3) retention of vested interest after termination and (4) settlement in a consistent manner with common equity holders upon change in control.

Below details the movement in PIU's granted under the Plan:

	December 31,	
	2017	2016
Outstanding at beginning of year	52.84	41.43
Granted	17.34	14.27
Forfeited	-	(2.87)
Outstanding at end of year	70.18	52.84

The fair value was calculated using the Option Pricing Method. The major inputs into the model are as follows:

	December 31,	
	2017	2016
Members equity value	$4,285	$3,686
Expected term	3 years	4 years
Volatility	40%	40%
Risk free rate	1.47%	1.54%

Non-cash compensation expense of $16,549 and $9,919 is included as a component of general and administrative expenses in the statements of operations for the years ended December 31, 2017 and 2016, respectively.

NOTE 6 – COMMITMENTS & CONTINGENCIES

Patent License Agreement with Media Bridge, LLC
In January 2016, the Company entered into an agreement with Media Bridge, LLC as a settlement for the case Media Bridge, LLC v. Clear Channel Outdoor Holdings, Inc. and Blue Bite LLC.

The terms of the agreement state that the Company shall pay Media Bridge in accordance with the following:

1. Blue Bite shall pay to Media Bridge one hundred twenty five thousand U.S. dollars ($125,000), which shall not be returnable in any event, and paid in one payment of $7,400 and twenty-one additional monthly installments of $5,600 each. The installment payments are payable on the first of each month with the first payment of $7,400 due on March 1, 2016. The parties agree that the already paid portion of the $125,000 payment represents a non-returnable payment. The Company has recorded the $125,000 expense within general and administrative expenses in the year ended December 31, 2016 statement of operations. Amounts outstanding under this agreement at December 31, 2017 and 2016 are $- and $61,600, respectively, which are recorded within accrued and other liabilities on the balance sheets.

2. For the duration of the agreement, Blue Bite shall annually pay to Media Bridge running fees, which shall not be returnable in any event, at the rate of two percent (2%) of the revenue of Blue Bite based on NFC-related products less outside costs including cost of goods of all quantities of NFC-related products used or sold by Blue Bite or an Affiliate of Blue Bite. The total amount of fees shall be capped at five hundred thousand dollars ($500,000). The fees shall be calculated on a calendar year basis and are due within 90 days of the end of the said calendar year. However, the

up-front, non-refundable payment of $125,000 noted above is an advance payment for the two percent royalty under this provision. Therefore, no additional amounts are due until the two percent sales royalty on NFC-related product exceeds the $125,000 already paid. Based on NFC-related product sales to date, the Company does not anticipate any additional payments will be due to Media Bridge prior to the expiration of the patent.

3. Blue Bite is relieved of any obligation to pay any portion of the $125,000 payment or any further royalty pursuant to the above if any of the Media Bridge patents are found invalid or unenforceable by a Court of competent jurisdiction.

Leases

On November 2014, the Company entered into a new lease at 377 Park Avenue South, New York, NY to lease the third floor. The lease was for a term of 3 years to expire on October 31, 2018. The lease calls for annual rents as follows:

Period	Annual Rent
12/l/14-11/30/15	$ 94,008
12/l/15-11/30/16	$ 96,828
12/l/16-11/30/17	$ 99,732

On November l, 2016, the Company entered into a new lease at 377 Park Avenue South, New York, NY to lease the second and sixth floors, which superseded the lease on the third floor noted above. The lease is for a term of 2 years and will expire on October 31, 2018. The lease calls for annual rents and real estate tax escalations as follows:

Period	Floor	Annual Rent	Real Estate Tax Escalation
11/l/16-10/31/17	2nd	$ 99,732	12.5% over Base year 14/15
11/l/16-10/31/17	6th	$ 103,200	12.5% over Base year 16/17
11/17-10/31/18	2nd	$ 102,720	12.5% over Base year 14/15
11/l/17-10/31/18	6th	$ 106,296	12.5% over Base year 16/17

On November 20, 2014, the Company entered into a lease at 377 Park Avenue South, New York, NY to lease the second floor. The lease was for a term of three years and was to terminate on November 30, 2017. This lease was replaced with the November l, 2016 lease agreement.

Rent expense for the years ended December 31, 2017 and 2016 was $205,728 and $117,599, respectively, and is included within general and administrative expenses within the Statements of Operations.

Commissions

As part of compensation plans for three individuals, commissions are included as part of a total compensation package. Commissions are based on a percentage of net sales, with rates ranging between 20% and 35%. Under the compensation plan, potential commissions that can be earned are capped, with the maximum amount that can be earned during any year ranging between $115,000 and $140,000 per individual.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017 and 2016, the Company had transactions with entities which are related through common ownership and control. Transactions with related parties are primarily sales transactions, whereby the related party will sell the Company's services and remit a portion of the platform and other fees to the Company in exchange for the Company allowing access to its platform. During the year ended December 31, 2017 and 2016, the total amount of revenue received from related parties was $202,746 and $60,207, respectively.

As of December 31, 2017 and 2016, accounts receivable due from related parties totaled $57,266 and $22,141 respectively. As of December 31, 2017 and 2016, accounts payable due to related parties totaled $4,267 and $-, respectively.

NOTE 8 – RETIREMENT PLAN

The Company has a voluntary 401(k) plan established on October 1, 2017. All employees are eligible to make contributions to the Plan. The plan is funded by voluntary contributions of the plan participants and a discretionary employer matching contribution of 3%.

NOTE 9 – ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

	December 31,	
	2017	2016
Accrued commissions	$66,000	$75,000
Patent License accrual (see note 6)	-	61,600
Other	2,740	708
Total accrued and other liabilities	$68,740	$137,308

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2017 through October 18, 2018, the date that the financial statements were available to be issued.

On January 1, 2018 the Board of Managers granted a total of 64.46 profit interests to select members of the Company's employees in the form of PIU's under the Restated Blue Bite 2015 Profit Interest Plan. Non-cash compensation expense of approximately $129,000 will be recorded and included as a component of general and administrative expenses in the statements of operations for the year ended December 31, 2018.

On September 7, 2018, the Company entered into a new lease at 121 East 24th Street, New York, NY to lease the fourth floor for 5 years and 1 month. The lease will expire on November 30, 2023. The future minimum lease payments are as follows:

Period	Monthly Rent	Annual Rent
11/l/18-10/31/19	$ 21,405	$ 256,858
11/l/19-10/31/20	$ 22,047	$ 264,564
11/l/20-10/31/21	$ 22,708	$ 272,501
11/l/21-10/31/22	$ 23,390	$ 280,676
11/l/22-10/31/23	$ 24,091	$ 289,096
11/l/23-11/30/23	$ 24,814	$ 297,769

EXHIBIT C
PDF of SI Website


adidas.mtag.io
HERE TO CREATE
3,197
SEE THEM ALL

Invest in Blue Bite

IoT platform that transforms physical products into an interactive content channel to engage customers.

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$229,801 Amount Reserved

$1,000 Minimum

INVEST

Time Left **49d : 09h : 50m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Blue Bite is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Blue Bite without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 2017 Revenue exceeded $1.1 million (unaudited)
- Blue Bite has enabled connectivity through its Platform for notable companies including Google, Samsung, Toyota, Amazon, Ford, Verizon, Visa and Sprint.
- Blue Bite currently has more than 20 SaaS customers across the globe since Platform launch in late 2016, including adidas, Bvlgari, PINKO, and Spyder.
- In 2017, Blue Bite was awarded a patent on its platform's core ability to deliver dynamic content based on real-time conditions– a core component of NFC.
- Blue Bite has strategic partnerships with the NFC industry's leading hardware and software providers, including Smatrac, Temera, and TexTrace.

Fundraise Highlights

- Total Amount Raised: US $196,251
- Total Round Size: US $3,000,000
- Raise Description: Series C
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $27,000,000
- Offering Type: Side by Side Offering

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Blue Bite transforms retail products into a compelling content channel to engage customers like never before.

A brand's success is determined by its customers.

Companies currently interact with customers and prospective customers across multiple channels with varying levels of success. However, these channels are not always ideal and can leave brands looking for another way.

Content Channels

- Facebook engagement with brand posts declined 20% in the first half of 2017, while the average price per ad has increased 39%.
- Display advertising suffers from low click-through rates (0.10% on display ads), click fraud, and low viewability.
- Email inboxes are saturated with the average user receiving over 100 emails per day.

Sales & Distribution Channels

- Distribution partners do not always share their full pipeline with brands, and even if they do, it is difficult to predict revenues without control over the marketing or sales process.
- The amount of total counterfeiting globally has reached $1.2 Trillion in 2017 and is projected to reach $1.82 Trillion by the year 2020.

Blue Bite aims to change the way buyers interact with the world by connecting brands and customers directly with products through its mobile app, creating a brand-owned channel that adds tangible value to the customer, brand, and product.

We have experienced increased traction over the past few years with a sharp recent acceleration. We have enabled 6x more objects in the past 20 months than we did in all of our previous years combined.

- 7,180,000+ objects enabled to-date
- 6,239,181 since the start of 2017
- 942,279 from 2011 - 2016

At the same time, consumer behavior has been growing quickly, with 349% growth in interactions with our enabled products when comparing August year-to-date in 2018 to the same period in 2017.

Blue Bite's approach creates a direct connection with the consumer, regardless of the sales or distribution channel, allowing the brand to own the narrative. One of the largest issues impacting retail is the growing black and grey market which are already measured at more than a trillion dollars annually. With Blue Bite, brands and their customers can easily identify counterfeits and instill confidence in the authenticity of products.

Once trust is established through authenticity, Near Field Communication (NFC) enabled products can unlock an immersive customer experience during the product life cycle. Blue Bite helps brands stay relevant after the sale with contextual content driven by real-time data, location, device, and product information, curated in milliseconds. With Blue Bite, customers can gain special access to events, unlock exclusive content, and even make additional purchases directly through the physical products they own. By enabling their products to do more, brands are able to drive sales, long-term value, and better understand customers.

Pitch Deck


Blue Bite
CONNECTING
BRANDS & CUSTOMERS
VERSION INV | PUBLISHED 2018
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Product & Service

Blue Bite gives brands the tools they need to manage their products and associate digital experiences with actionable insights.

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Our patented platform unlocks numerous use cases:

- Product authentication
- Exclusive content and access
- Pre-sale education and storytelling
- Post-purchase consumer engagement
- Real-time product and user feedback
- Customer acquisition and CRM integration

Blue Bite is made up of four main components including Object Management, Experience Deployment, Analytics, and Consumer Applications.

Object Management

- Store individual product provenance for use in customer facing experiences
- Item level intelligence with unlimited product information (i.e., SKU, color, size, date of production)

Experience Deployment

- Create rich digital experiences in the Experience Studio using built-in components and easily assign content across products
- Set content rules with conditional logic to make sure every customer gets an appropriate message

Analytics

- Gain valuable insights into what, where, and when products are used before and after purchase
- Real-time measurement through proprietary dashboard and integration with Google Analytics

Mobile App Platform

- Blue Bite's Decode app allows consumers to interact with and authenticate connected products
- Our software developer's kits (SDKs) enable brands to harness the power of Blue Bite through their own apps

We monetize our cloud platform with a simple, success-based pricing model.

The monthly pricing is calculated based on two main variables - the number of objects that are enabled and the number of monthly user actions. There is an added fee for our authentication solution. Standard Pricing Tiers include Pro, Business, and Enterprise accounts.

- **Pro:** $145/month (1,000 objects and 10,000 actions)
- **Business:** $395/month (5,000 objects and 30,000 actions)
- **Enterprise:** $695+/month (10,000+ objects and 100,000+ actions)

The monthly cost for Enterprise Customers scales as the number of objects increases, with $695 being the minimum fee. For example, an Enterprise customer using authentication with 500,000 objects would pay $2,300 per month.

We sell our solution across three major channels.

- **Digital Sales** through our website
- **Direct Sales** with our own sales and account teams
- **Channel Partners** who sell our platform as part of their end-to-end solution

What our customers are saying...

"We are very excited to launch this new technology, which is designed to elevate the skiing and on- mountain experience even further. Our sponsorship of the U.S. Ski team for the past 27 years has been a driving force in our pursuit of technical innovation and superior performance, and it continues to lead our charge in bringing the best possible products to market." - Julia Hansen, Former President and CEO, Spyder

"The beauty of the Blue Bite platform is that both brand and consumer wins. This solution provides our clients with the ability to provide a meaningful experience to their consumers while simultaneously gaining a better understanding of those consumers. Blue Bite enables the brand or retailer to speak directly with their customer base to deliver their message, to the right person, at the right time." - Roxanne Christenson, Catalyst Direct (representing Li & Fung)

"When we learned of Blue Bite's authentication service we immediately jumped at the opportunity to implement this simple yet sophisticated and highly secure solution. In fact, we built an authentication app on top of Blue Bite's solution to ID and authenticate the sneakers at our conferences. Ensuring that the sneakers are authentic is imperative to our business." - Alan Vinogradov, Founder of Sneaker Con.

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Media Mentions

engadget | VentureBeat | DIGITAL TRENDS

NFC World+ | MARKETS INSIDER | CISION PR Newswire

TechRepublic | SMARTRAC | benzinga

innovation enterprise.ie CHANNELS | MOBILE MARKETING WATCH | LAMAR

Team Story

Started by high-school friends Mikhail Damiani and Tom Duncan, Blue Bite was born from the idea that mobile devices would play a significant role in the information age. The seed for Blue Bite was planted in 2002 when a Professor at NYU, carrying a new, Bluetooth-enabled device told them that "one day, you'll walk past a GAP store and you will receive a coupon on your phone, and you will walk in and redeem it." The idea stuck with them for years until technology caught up and the idea was turned into reality. Blue Bite launched a campaign with GAP in 2013, 11 years after the idea was introduced.

Fast forward to today and Blue Bite has evolved into a leader in connecting people with information through IoT. We've since grown from our founding dynamic duo into a talented team that strives to create the best product for brands and their customers.

Founders and Officers

Mikhail Damiani

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CEO & CO-FOUNDER

Mikhail is a founding partner and CEO at Blue Bite, where he directs all aspects of the Company's business and operations. He earned his degree in Finance and Management from NYU's Stern School of Business. Prior to founding his own company, Mikhail worked as an investment-banking analyst at GCA Savvian, focusing on technology mergers and acquisitions. Mikhail hails from Moscow, Russia and has flown on, piloted, and jumped out of a plane. His best friend and Blue Bite Co-Founder is Tom; they've known each other since the 7th grade.



Tom Duncan
PRESIDENT & CO-FOUNDER

Tom quickly realized he was meant to work for a company he would found after attending New York University's Stern School of Business. As President and Co-Founder of Blue Bite, Tom is responsible for programming and deploying the company's technology. Other than working at Blue Bite, his greatest accomplishments are mastering the handstand and being told by a 100-year-old woman that he was the best dancer she had ever seen in her whole life.



Alexander Kim
CHIEF PARTNERSHIPS OFFICER

Alex is the Chief Partnerships Officer at Blue Bite. He is responsible for the Company's business development division, and has forged partnerships between Blue Bite and major agencies and brands. Alex brings over 10 years of Marketing & Media expertise focused on Innovation & Emerging Tech with leadership roles at WPP and Dentsu-Aegis. In addition to his professional achievements, Alex is an experienced sushi chef and opera lover.

Key Team Members

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Customer Success Director



Angela Wang

VP of Finance



Brian Zerfass

Lead Engineer



Rachel Furst

Head of Product Marketing

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Paul Knight

Chief Product Officer



Stephanie Hoffman

Creative Director

Q&A with the Founder

Q: What is your current stage of development and expected road map for the next 12 – 18 months?

Blue Bite: We are in the beta phase of our newest V3 platform which allows brands to host their experiences directly on their own websites and append additional content/information for those users who are landing on the page as a result of tapping an NFC tag or scanning a QR code or any other onramp powered by our platform. Here is a very simple walkthrough: http://bluebite.webflow.io/

Q: How does the company manage production / manufacture / procurement / distribution of NFC inventory, as well as install for devices?

Blue Bite:

We work with partners for that. One of our strategic investors, Smartrac, is one of the largest manufacturers of NFC in the world. We also work with HID Global and Temera for this. They produce and deliver the NFC to brands and provide necessary hardware/software for the brand to install in their facility to manage the inventory and associate any product attributes with our object IDs.

Q: Assuming Blue Bite originated the contract, how do the partners receive compensation, and from whom?

Blue Bite:

1. If BB originates for a partner, we do not handle any of the procurement and just hand it off. BB receives a 10% royalty. We're agnostic about whether they use one of our partners, though we've only had 2 deals that have ever used NFCs by someone else.

2. If a partner originates a deal for BB, they bill the customer and BB bills them back.

Q: Please detail the size of Blue Bite's immediate and potential future market opportunity

Blue Bite:

We estimate the current market size at about $31 billion with a future potential of over $100 billion as the number of applicable objects grows due to new embedding technologies as well as the ability for the Blue Bite platform to power consumer experiences for brands outside of just their physical products.

Q: What do you believe are some barriers to entry for this market to potential new entrants?

Blue Bite:

- Domain expertise and learnings about a very complex process involving multiple departments of a brand (product, marketing, strategy)

- Lack of industry research and information for a new entrant to leverage to learn about the challenges and requirements for each stakeholder in a solution. A new entrant would need to spend a long time researching and testing in order to make significant inroads. By that time, established players in the space will have already gained a significant market share.

- Ability to embed physical sensor into products as part of the end-to-end solution. A new entrant can come up with a great idea and create software to support it, however, without the physical product that software does not have much value.

Q: What was Blue Bite's historical (non-Saas / Paas) revenue model. Please explain how legacy 'campaign' contracts / revenues are structured.

Blue Bite: The initial model was a campaign based model where a brand or agency would hire Blue Bite to deploy a campaign. For example Publicis group representing Puma would say we want to install NFC on 100 bus shelters for 2 months. We would charge them a fixed fee ($2,000 per month) for 2 months. The model was much more of an ad based model where we would have to procure marketing spend through the agencies on an ongoing basis. Part of our revenue is still derived this way from the Out of Home industry.

Additionally there are some professional services that we perform for SaaS customers such as custom implementations that are outside of the SaaS revenue model. Those are billed on an hourly basis.

Q: How did the company decide on the Saas / Paas pricing levels and this structure?

Blue Bite: Pricing was a lot of trial and error in the beginning since no comps existed for what we do. We spoke with our customers and tested different plans and pricing structures. Eventually settled upon a pricing structure that includes a base fee along with an action fee. Therefore the cost is tied to the success of the deployment.

Moving forward for the PaaS model, we used AWS as an example of billing by usage of each individual service. With v3 we will start charging based on the PaaS model.

Q: Please detail your strategic partnerships and their nature.

Blue Bite:

Smartrac, Temera, VPEG and TexTrace, HID all have a similar structure. They are introducing us to some of their customers as part of the end-to-end solution where Blue Bite provides the consumer experience platform. The partners provide different values (Smartrac's NFC and factory enablement hardware/software) / (Temera's NFC and factory enablement hardware/software) / VPEG (solution advisory and project management) / Textrace (NFC) / HID (NFC). We have a revenue share with the partners whereby they keep a certain percentage of the revenue from our platform fees dependent upon the scale of the deployment (that percentage ranges from 20% - 45%)

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Highlights
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Fundraising Description

Round type:	Series C
Round size:	US $3,000,000
Raised to date:	US $196,251 US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $850,000
Maximum Raise Amount:	US $3,000,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $6.8860
Pre-money valuation:	US $27,000,000
Option pool:	7.0%
Liquidation preference:	1.5x

Additional Terms

Closing conditions:	While Blue Bite has set an overall target minimum of US $850,000 for the round, Blue Bite must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Blue Bite's Form C.
Regulation CF cap:	While Blue Bite is offering up to US $3,000,000 worth of securities in its Series C, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Sales
Marketing
Engineering
R&D

If Maximum Amount Is Raised


Sales
Marketing
Engineering
R&D
Expansion / Growth

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Investor Perks

The **first 100 Investors** receive a Blue Bite NFC-enabled keychain and USB flash drive.

$5,000 ("Bronze") - All of the above, plus a Blue Bite t-shirt to impress your friends and colleagues.

$50,000 ("Silver") - All of the above, plus a group dinner with other investors and Blue Bite Co-Founders Mikhail Damiani and Tom Duncan.

$100,000 ("Gold") - All of the above, plus a one-on-one meeting with Blue Bite CEO & Co-Founder Mikhail Damiani and a tour of the Blue Bite Headquarters in New York.

$250,000+ ("Platinum") - All of the above, plus you will be included on monthly investor updates & exclusive investor meetings.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Blue Bite's prior rounds by year.


$30000000
$25000000
$20000000
$15000000
$10000000
$5000000
$0
Pre-Seed (Preferred)
Seed (Preferred)
Other Series A-1 (Preferred)
Other Series A-2 (Preferred)
Series B (Preferred)
Current Series C (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $975,000
Closed Date	May 28, 2009
Security Type	Preferred Equity
Pre-money Valuation	US $1,525,822

Seed

Round Size	US $2,385,000
Closed Date	Sep 1, 2014
Security Type	Preferred Equity
Pre-money Valuation	US $5,573,852

Other

Round Size	US $2,525,000
Closed Date	Aug 1, 2016
Security Type	Preferred Equity
Pre-money Valuation	US $9,868,701

Other

Round Size	US $1,320,618
Closed Date	Apr 6, 2017
Security Type	Preferred Equity
Pre-money Valuation	US $14,409,313

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Series B

Round Size	US $2,102,528
Closed Date	Dec 15, 2017
Security Type	Preferred Equity
Pre-money Valuation	US $23,500,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Blue Bite LLC was registered in the State of Delaware in 2007 and connects brands and customers through physical products. Its platform enables brands to transform their products into a content channel and deliver authentication and digital experience straight to customers in ways traditional content and sales channels cannot. Brands using Blue Bite LLC pay a monthly subscription fee for the platform based on the number of products they enable and the number of interactions they receive from their end-users.

For the financial year ending December 31, 2017, the Company earned $1,190,041 in revenue, with Cost of Sales $501,356, representing a Gross Profit of $688,685. During the same year, the Company had $ 3,158,070 in total expenses, resulting in a Net Loss of $ 2,469,385. For the financial year ending December 31, 2016, the Company earned $1,169,759 in revenue, with Cost of Sales $405,022, representing a Gross Profit of $764,737. During the same year, the Company had $2,566,187 in total expenses, resulting in a Net Loss of $1,801,450.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $720,000 in cash on hand as of July 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



The Global Near Field Communication (NFC) market is poised to grow at a CAGR of 17.9% over the next decade, reaching close to $50 billion by 2025.

There are over 450 billion applicable objects worldwide which can be activated with the Blue Bite platform. This represents a current market opportunity of over $30Bn.

We estimate the current market size at about $31Bn with a future potential of over $100Bn as the number of applicable objects grows due to new embedding technologies as well as the ability for the Blue Bite platform to power consumer experiences for brands outside of their physical products.

Most of the competition focuses on connected devices in the IoT space or on dynamic content in the digital world. Blue Bite is one of the only companies that is applying data and logic to deliver highly contextual digital experiences through physical products.

Risks and Disclosures

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is currently looking to alter its operating agreement. The anticipated changes include a) limiting transfers between members and requiring approval from the Company for any transfers between members in order to avoid triggering the Publicly Traded Partnership rules and being taxed as a corporation, and b) adding language binding shareholders to a Board decision to convert to a corporation at such time that the Board deems it in the best interests of the Company to do so. The impact of these changes may not be fully understood without full legal review. Equally board pushback may hold up the company's ability to conduct a fundraise.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Form C
Data Room
Updates
2 comments
FAQs
SeedInvest

The Company's success is dependent on ongoing consumer adoption of NFC technology, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for NFC technology is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of NFC that the Company has experienced in the past will continue in the future.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended product evaluations and configuring the product to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The NFC market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company depends on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently, revenue is concentrated in 6 customers which were responsible for approximately 76% of 2017 revenue. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of $2,491,795 for the financial year ended 2017. For the year ended 2016, it incurred a net loss of $1,853,991. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company depends on third party partners to supply some of the hardware necessary to provide some of their services. The Company obtains these materials from a limited number of vendors, which may have delays or issues in supplying the equipment and services we desire. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company's management holds a below market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Once the Company closes its current round, management may face further dilution.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We operate in the U.S. and abroad and serve customers in more than 10 countries. In 2017, approximately 17% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company relies on other companies to provide major components for their products. They depend on these suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of major components or subsystems for their products, or from whom they acquire such items, do not provide these components which meet required specifications and perform to their and their customers' expectations. Their suppliers may be less likely than them to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where they rely on only one or two subcontractors or suppliers for a particular component.

Management has included a "Going Concern" note in the reviewed financials. In particular, the Reviewed Financials state that the Company "has experienced recurring losses since its inception. The Company incurred a net loss of $2,491,795 and used $2,302,371 in cash from operations during 2017, and had an accumulated deficit of $7,644,143 as of December 31, 2017. Since inception, the Company has financed its activities principally from regular financing injections from outside investors. The Company currently has limited liquidity, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These factors among others, raises substantial doubt about its ability to continue as a going concern."

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Blue Bite's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Blue Bite's Form C

Data Room

2 comments

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Blue Bite Deal Updates

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For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Arvind Toorpu · 9 days · Hide Comment

If i understood it correct "Measure what, when and where objects are used pre and post-sale" Wouldn't this be a privacy breach ?? or do you just track B2B ?

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Mikhail Damiani · Team Member · 9 days · Hide Comment 🚩

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Hi Arvind, no, this is not privacy breach. We are not "tracking" anyone or any item. We are seeing the information only upon a physical voluntary interaction by the user. Furthermore, the information we are seeing is not personally identifiable and is coming from the browser or app, in which case the user is agreeing to those terms in advance.

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Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

FAQs

Form C

Data Room

Updates

2 comments

SeedInvest

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Blue Bite

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Blue Bite. Once Blue Bite accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Blue Bite in exchange for your securities. At that point, you will be a proud owner in Blue Bite.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Blue Bite has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Blue Bite does not plan to list these securities on a national exchange or another secondary market. At some point Blue Bite may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Blue Bite either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Blue Bite's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Blue Bite's Form C. The Form C includes important details about Blue Bite's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck

CONNECTING
BRANDS & CUSTOMERS

VERSION INV | PUBLISHED 2018



Blue Bite



This presentation contains offering materials prepared solely by Blue Bite without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE CUSTOMER IS KING



Success is measured through customers



Cost of Customer Acquisition



Customer Lifetime Value



Net Promoter Score (NPS)



Brands interact with their customers through **content** and **sales channels**.



Brands are creating more content than ever, but that content is becoming less and less effective

76% percent of marketing executives aim to increase branded content online during the course of 2018

Digital Journal

WHAT'S NEEDED?



A Brand-Owned Channel that:



- Adds value to products and brand
- Drives additional revenue
- Delivers contextual experiences
- Creates a direct connection with the end-user
- Leverages existing content
- Is easy to deploy, manage and measure



THE NEW CHANNEL

Connect with customers through your products



WORLD FAMOUS
SCAN WHAT
NIKE X SUPREME
AIR FORCE 1 HIGH
WORLD FAMOUS - WHITE
LEGIT
BAY AREA
APRIL 29TH 2017 | 12-7:00 PM
SCHAUMBURG CONVENTION CENTER
46 DAYS 55 HRS
UPCOMING RELEASES
APRIL 14
adidas
Ultra Boost
APRIL 14
adidas
Yeezy
V2

Blue Bite transforms your **products** into a **content channel** to **engage customers** in ways current channels can't.

Enable high-intent, non-disruptive communication

Publish your content the way you want, so you own the customer and results.

Own the messaging

Own the distribution

Own the customer

Retain the value





Authenticate Products

Identify counterfeits and instill confidence in the authenticity of products.

Protect
brand integrity

Limit loss
of revenue

Empower
customers


AB
MAKEUP ARTISTRY
perfecting
BEAUTY BALM
AB MAKEUP ARTISTRY
how-to
FLAWLESS FOUNDATION
pro tip
FINDING YOUR SHADE
time to restock?
PERFECTING BEAUTY BALM
REORDER NOW
COMPLETE YOUR LOOK

Improve the Customer Experience

Allow customers to get more value from your products.

Deliver branded and educational content	Enhance the pre & post-sale experience	Drive additional sales

Highly Effective

When it comes to engaging customers, smart products deliver.



CTR
0.1%
Rich Media
Display
Advertising

CTR
0.9%
Facebook
Advertising

CTR
1.9%
AdWords
Campaign

CTR
2.5%
Email
Programs

ACTIVATION
15.0%
Blue Bite



MARKET OPPORTUNITY

Room to Grow

The Global NFC Market is poised to grow at a CAGR of 17.9% over the next decade, reaching close to $50 billion by 2025.

Accuray Research



2014	3.1 billion
2015	
2016	
2017	
2018	12.5 billion
2019	
2020	
2021	
2022	
2023	
2024	
2025	49.5 billion

Market Opportunity and Size

468
Objects Worldwide

$30.7 Billion
Market Annually

The future potential is over $100Bn as the number of applicable objects grows due to smaller and cheaper embedding technologies as well as the ability for Blue Bite to power consumer experiences for brands outside of just their physical products.

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

15.7
U.S. Total

5.0
Beauty

4.8
Shoes

4.8
Handbags

3.4
Loyalty Cards

0.8
Appliances

0.3
Healthcare Cards

*Objects Displayed in Billions



Market Validation

Number of Objects Enabled

7,100,000

1.0M
2015

CAGR of 120%

7.1M
2018



We are very excited to launch this new technology, which is designed to elevate the skiing and on- mountain experience even further. Our sponsorship of the U.S. Ski team for the past 27 years has been a driving force in our pursuit of technical innovation and superior performance, and it continues to lead our charge in bringing the best possible products to market.

Julia Hansen
President and CEO, Spyder



The beauty of the Blue Bite platform is that both brand and consumer wins. This solution provides our clients with the ability to provide a meaningful experience to their consumers while simultaneously gaining a better understanding of those consumers. Blue Bite enables the brand or retailer to speak directly with their customer base to deliver their message, to the right person, at the right time.

Roxanne Christenson
Catalyst Direct (representing Li & Fung)

Brands

We have enabled hundreds of successful products for over 20% of Fortune 50 brands













































macy's · Staple · DYNE · P&G · PUMA

Sneaker Con · Nordstrom Rack · Toyota · Microsoft

BVLGARI · Ford · PINKO · H&R BLOCK

SONOS · G · The Cove Atlantis · VISA · adidas

GAP · SAMSUNG · SPYDER · xfinity

GO-TO-MARKET STRATEGY



Our Sales Strategy

Digital



Direct Sales



Channel Partners



PRO

$145
/ month

1,000
maximum objects

10,000
monthly actions

Support

✓ Tutorial Videos
✓ Documentation
✓ Email Support
✓ Online Support
✕ Live Support

BUSINESS

$395
/ month

5,000
maximum objects

30,000
monthly actions

Support

✓ Tutorial Videos
✓ Documentation
✓ Email Support
✓ Online Support
✓ Live Support

ENTERPRISE

$695+
/ month

10,000+
objects

100,000+
monthly actions

Support

✓ Tutorial Videos
✓ Documentation
✓ Email Support
✓ Online Support
✓ Dedicated Support



SELECTION CRITERIA

Our Ideal Customer

High
Quantities

High Consumer
Lifetime Value

High Value
Product

High Grade
of Influence

Competition



FOCUS

Connected Devices / Digital

EXPERIENCE

Static / Predefined

Dynamic / Contextual

Physical Things & Places

CHRONICLED

thinfilm

Blue Bite

thinaire

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.



Founders



Mikhail Damiani
CEO & Co-Founder

Mikhail directs all aspects of the Company's business and operations. He earned his degree in Finance and Management from NYU's Stern School of Business. Prior to founding his own company, Mikhail worked as an investment banking analyst at GCA Savvian, focusing on technology mergers and acquisitions.



Tom Duncan
President & Co-Founder

Tom quickly realized he was meant to work for a company he would found after attending New York University's Stern School of Business. Tom is responsible for programming and deploying the Company's technology.



Alex Kim
Chief Partnerships Officer

Alex is responsible for the Company's business development division, and has forged partnerships between Blue Bite and major agencies and brands. Alex brings over 10 years of Marketing & Media expertise focused on Innovation & Emerging Tech with leadership roles at WPP and Dentsu-Aegis.

Started by high-school friends Mikhail Damiani and Tom Duncan, Blue Bite was born from the idea that mobile devices would play a significant role in the information age.



Key Team Members



Paul Knight
Chief Product Officer



Angela Wang
VP of Finance



Stephanie Hoffman
Creative Director



Brian Zerfass
Lead Engineer



Mike Elfassy
Customer Success Director



Rachel Furst
Head of Product Marketing

Fast forward to today and Blue Bite has evolved into a leader in connecting people with information through IoT. We've grown from our founding dynamic duo into a talented team of 22 ambitious people, led by a strong management team with a proven history of working together. Diversified backgrounds and expertise cover the full spectrum of skills required.

Financials & Projections


79% CAGR
SaaS
Campaign
$1.2M
1%
99%
$1.2M
42%
58%
$1.8M
56%
44%
$6.9M
83%
17%

	2016	2017	2018	2019
LTV	$2,952	$7,305	$17,918	$83,970
LTV to CAC Ratio	0.38	0.94	2.29	8.92
# Months to Recover CAC	5.73	4.05	1.75	0.97

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.





GO-TO-MARKET STRATEGY

Use of Proceeds



If minimum amount is raised
30%
25%
25%
20%
SALES
MARKETING
ENGINEERING
R&D
EXPANSION / GROWTH
If maximum amount is raised
25%
20%
25%
20%
10%

YOUR SMART PRODUCT SUITE



Enable Your Products to do More



Embed

Add NFC to
your products



Enable

Sync product
information to Blue Bite



Create

Design an experience
with the Experience
Studio



Assign

Pair the experience
with your products



Interact

Customers use their
smartphone to interact
with your product



Measure

Gain actionable insights
from interaction data

DASHBOARD & API

Manage Your Products and Their Associated Content

Object management

Item level intelligence

Import, export and edit object attributes

Content deployment

Manage creative assets

Assign content by object, date & time, priority and more

Analytics

Measure what, when and where objects are used pre and post-sale

Understand how customers are interacting with your products, content and brand





Platform Roadmap



V 2.9.10
V 2.9.11
V 2.9.12
BETA
V 3.0
V 3.1...
V2 → V3 MIGRATION
OCT 2018
NOV 2018
DEC 2018
JAN 2019
FEB 2019
MAR 2019
APR 2019
MAY 2019
JUN 2019
JUL 2019
AUG 2019
SEP 2019
Version 2
Version 3
Migration

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Thank You

EXHIBIT E

Video Transcript

Blue Bite SeedInvest Investor Video Transcript
https://vimeo.com/289578206/1fb275d4b4

Mikhail Damiani: Hi, my name is Mikhail Damiani and I'm the CEO and Co-founder of Blue Bite.

You may have heard of the phrase "content is king." Here at Blue Bite, we like to say that the customer is king, and that's because a lot of the ways in which we measure success ultimately falls back to the customer.

Brands want to engage with customers and build customer loyalty, and they currently do this through a combination of content and distribution channels.

Speaking of content, they are producing more content than ever before. Unfortunately, the effectiveness of that content is actually declining and that has to do with the inherent challenges in those channels that they are utilizing.

Blue Bite is a patented software platform that helps brands transform the products they make, into content and distribution channels, to engage customers in ways that current channels cannot.

Subtitle: Don't take our word for it

Ronald Rommler: The vision and motivation was relatively simple because our founder, Adi Dassler, once said, "I want to have a major innovation for all and for each and every top sports event."

So it was definitely a huge motivation to say, "okay, what can we do better?" For the first time ever, we have an NFC chip in a ball, which can perfectly interact with the consumers.

So if you tap your phone on the ball, you will unlock a consumer experience with it and this is something we thought it makes it very unique and iconic in comparison to older balls.

-    Video of Connect Ball-

Jeff Staple: What's up! This is Jeff Staple and this is the 20th anniversary of my brand. You can experience the history of how I started Staple by joining me on a virtual walking tour on the streets of New York City. But first, you gotta get this keychain. Yeah, it's a dope keychain; but more than that, this keychain is gonna act as your key to the virtual tour and it's gonna to unlock many other future projects from Staple.

Just tap or scan your pigeon keychain using your phone. It'll unlock stories of the past two decades of me starting this brand. Along the way, there's going to be special guests and some friends as we pay homage to the early roots of New York City and street culture.

And if you hit all the locations... Well, just wait and see what happens. Have fun out there and thanks for flocking with me. Peace.

Mikhail Damiani: And we are just getting started. The timing is perfect. This is the first time since we started the company that you have the two main technology platforms, both iOS and the Android, on the same standard in terms of NFC. Speaking of NFC, that's currently about a 12.5 billion dollar market. By 2025, that's projected to reach almost 50 billion dollars.

Consumer interactions are at an all time high. We've seen more interaction on our platform in the past quarter than in the previous three quarters combined. And so, all of this amounts to a huge market opportunity. We're looking at enabling close to half a trillion objects on an annual basis, which makes us a size of a market almost 31 billion dollars annually.

With the macro market trends, consumer adoption, and brand awareness at an all time high, this is the perfect timing for us to take it to the next level.

For the past few years, we've really been focusing on building the technology and the platform, and securing IP around what we've built. We've had great launches across the globe with very well known brands, and we've done all of that without a dedicated sales team. And so now, we really want to invest in our sales efforts and marketing efforts of our company to get the vision and to get the platform out there - in front of as many brands as possible.

Additionally, we want to invest resources into the platform itself to make sure that the capabilities and features of what we built keep up with that growing number of customers across many verticals that may have a unique set of challenges.

Paul Knight: Hi I'm Paul Knight and I'm the Chief Product Officer here at Blue Bite. We've made a smart product suite that makes it easy for brands to manage their objects and associate digital experiences.

And now that all starts with the dashboard, where brands can manage their items on an individual product basis and associate digital attributes, like size, color, make, and model. Once that information is known, you can move onto the Experience Studio where digital experiences can be made by uploading associated digital assets, like pictures, images, and text. As well as we have a number of components, such as a countdown component, authentication component, and different logic to make sure you're messaging your customers one on one.

So with just a tap, a customer can experience the embedded content simply and easily. Finally, brands can understand how their products are used after the sale for the first time, measuring interactions of where and when individual products are interacted with - providing new customers insights that can inform better product decisions.

Mikhail Damiani: So what are we doing here? We raised over nine million dollars from strategic and financial investors. But ultimately, our platform reaches you, the end user. We want to educate people and build a community around what we do and around this new channel. And based on current consumer behavior and trends in data and privacy, we feel that people should have the ultimate say as to when and where they want to engage with a brand.

At Blue Bite, we are building that connection that creates additional value for both the brands and their end customers. So join us today as we redefine what a product is and what a product should be.